SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 6, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on November 6, 2013.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 6 November 2013

ING announces liability management actions

•	ING Bank announces exchange offers into CRD-IV eligible Tier 2 securities for seven series of lower Tier 2 debt totalling approximately EUR 4.7 billion

•	Additionally, ING Bank announces it will call USD 2 billion 8.5% Tier 1 hybrid per call date 15 December 2013 to lower cost of capital

•	Liability management actions will further optimise capital structure of ING Bank ahead of implementation of CRD-IV legislation and have been approved by European Commission (EC) and Dutch Central Bank

ING Bank announced today a number of liability management actions. ING will offer bondholders an opportunity to exchange seven series of subordinated debt into CRD-IV eligible Tier 2 securities. This enables ING to proactively optimise the Bank’s capital structure in anticipation of the upcoming CRD-IV implementation. In addition ING Bank will call USD 2 billion of hybrid Tier 1 securities which will lower its funding costs. The European Commission has authorized the transactions.

The contribution of the subordinated debt that is currently included as lower Tier 2 in the Bank’s total capital ratio will gradually diminish following the implementation date of CRD-IV on 1 January 2014. The exchange of the seven series of lower Tier 2 debt securities with a total nominal value of EUR 4.7 billion at current exchange rates into two CRD-IV eligible Tier 2 securities will further optimise the capital structure of ING Bank while maintaining its strong capital position.

In addition, ING Bank announced its intention to call a USD 2 billion 8.5% Hybrid Tier 1 as the capital contribution of non CRD-IV eligible Hybrid securities to the Bank’s Tier 1 capital will diminish by approximately the same amount from 1 January 2014 based on CRD-IV. The successful issuance in September 2013 of the USD 2.0 billion 5.8% CRD-IV eligible Tier 2 security replaces the USD 2 billion 8.5% Tier 1 Hybrid in the total capital structure. The transaction will reduce the cost of capital and will contribute to future earnings.

The transactions are not expected to have a material impact on ING Bank’s results. However, as agreed with the EC, the net present value of the financial benefits realised through these transactions will be used to increase the next repayment of core Tier 1 securities to the Dutch State, scheduled for March 2014, whereas the final payment scheduled for May 2015 will be lowered by the same amount. The total amount of the repayment to the Dutch State remains unchanged.

Any future decisions by ING as to whether it will exercise (or cause to be exercised) calls in respect of the debt securities that are not exchanged pursuant to the relevant exchange offer will be made on an economic basis, taking into account the interests of all stakeholders. Other factors that ING will consider include prevailing market conditions, regulatory approval and capital requirements as well as authorisation from the European Commission. Based on the EC Restructuring Agreement as announced in November 2012, ING requires authorization from the EC to execute liability management actions until 18 November 2014, or when the State aid is repaid in full, whichever comes first.

TARGETED SECURITIES FOR EXCHANGE EXERCISE

Currency/ Type	ISIN	Amount Outstanding	Current Interest Rate[i]	Reset Interest Rate	Maturity Date	Exchange Price	New Notes
Euro / Subordinated	XS0240868793	€1,000,000,000	3 month EURIBOR + 0.675 per cent. per annum	N/A – Reset Date already occurred	18 March 2016	99.75%	New Euro Notes

Euro / Subordinated	NL0000113892	€1,000,000,000	4.625 per cent. per annum	3 month EURIBOR + 1.440 per cent. per annum	15 March 2019	100.00%	New Euro Notes

U.S. Dollars / Subordinated	XS0255306671	U.S.$1,250,000,000	3 month USD LIBOR + 0.675 per cent. per annum	N/A – Reset Date already occurred	23 May 2016	99.25%	New U.S. Dollar Notes

U.S. Dollars / Subordinated	XS0256836171	U.S.$100,000,000	3 month USD LIBOR + 0.675 per cent. per annum	N/A – Reset Date already occurred	8 June 2016	99.00%	New U.S. Dollar Notes

U.S. Dollars / Subordinated	XS0268815528	U.S.$200,000,000	3 month USD LIBOR + 0.710 per cent. per annum	N/A – Reset Date already occurred	26 September 2016	98.75%	New U.S. Dollar Notes

U.S. Dollars / Subordinated	XS0275827292	U.S.$200,000,000	3 month USD LIBOR + 0.700 per cent. per annum	N/A – Reset Date already occurred	21 November 2016	98.75%	New U.S. Dollar Notes

U.S. Dollars / Subordinated	XS0306992545	U.S.$2,000,000,000	3 month USD LIBOR + 0.700 per cent. per annum	N/A – Reset Date already occurred	3 July 2017	98.50%	New U.S. Dollar Notes

DETAILS ON NEW SECURITIES TO REPLACE SECURITIES FOR EXCHANGE

New Notes Title	Currency / Type	Initial Interest Rateii	Optional Redemption Date/ Reset Dateiii	Reset Interest Rate	Maturity Date
New Euro Notes	Euro / Subordinated	The aggregate of 2.45% and the 5 Year Euro Mid-Swap Rate per annum	21 November 2018	The aggregate of 2.45% and a reset Mid-Swap Rate per annum	21 November 2023

New U.S. Dollar Notes	U.S. Dollars / Subordinated	The aggregate of 2.70% and the 5 Year U.S. Dollar Mid-Swap Rate per annum	21 November 2018	The aggregate of 2.70% and a reset Mid-Swap Rate per annum	21 November 2023

TARGETED SECURITY FOR CALL EXERCISE

8.50% ING Perpetual Hybrid Capital Securities, Cusip 456837806, call date 15 December 2013

[i]	More detailed information about the interest rate is contained in the relevant Existing Note Conditions.
ii	More detailed information about the interest rate is contained in the relevant New Note Conditions.
iii	Subject to adjustment for non-business days in accordance with the relevant New Note Conditions.

FURTHER INFORMATION

The exchange offers are being made on terms and subject to the conditions set out in the Exchange Offer Memorandum dated 6 November 2013. Announcement of results is expected on 15 November 2013.

This document is not an offer of securities for sale, a solicitation of an offer to buy for securities in the United States or any other jurisdiction. The exchange offers are not being made within, and this document is not for distribution in or into, the United States of America or to any U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”)). Securities may not be offered, sold or delivered in the United States absent registration under, or an exemption from the registration requirements of, the Securities Act. The new securities to be issued in connection with the exchange offers described above have not been, and will not be, registered under the Securities Act or the securities laws of any U.S. state or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons.

For detailed information regarding the tender and exchange offers holders may contact Merrill Lynch International acting as joint dealer manager and structuring adviser and Credit Suisse Securities (Europe) Limited, HSBC Bank plc, ING Bank N.V. and UniCredit Bank AG acting as joint dealer managers for the offers. Copies of the Exchange Offer Memorandum are only available to eligible holders upon request from the Exchange Agent Lucid Issuer Services Limited at ing@lucid-is.com.

Press enquiries	Investor enquiries
Frans Middendorff	ING Group Investor Relations
+31 20 576 6385	+31 20 576 6396
frans.middendorff@ing.com	investor.relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: November 6, 2013